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                                                                 Exhibit (M)(12)


                             NORTH AMERICAN FUNDS
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                               DISTRIBUTION PLAN
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                                CLASS C SHARES
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AMENDMENT made this 13th day of June, 2000 to the Class C Share Distribution
Plan (the "Plan"), adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended, by the North American Funds, a Massachusetts business trust (the "Fund"), with respect to the Class C shares of beneficial interest (the "Class C Shares") of the Fund's investment portfolios. In accordance with Section 5 of the Plan, Section 1 of the Plan is hereby amended to add the following as the second paragraph of such Section:

          The amounts payable by the Aggressive Growth LifeStyle Fund, the Moderate Growth LifeStyle Fund and the Conservative Growth LifeStyle Fund (the "LifeStyle Funds") under this Plan to the Distributor or any other party will be reduced by any amounts paid with respect to the Institutional Class I Shares of each Portfolio in which a LifeStyle Fund invests (each an "Underlying Portfolio") pursuant to the Administrative and Shareholder Services Agreement (the "Services Agreement") between the Fund and American General Asset Management Corp. To the extent that any payments made by an Underlying Portfolio pursuant the Services Agreement should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Fund within the meaning of the Rule, then such payments shall be deemed authorized by this Plan.